Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF THE 2021 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 24, 2021 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announces the results of its 2021 Annual Meeting of Shareholders (the “Annual Meeting”) held virtually on Wednesday, June 23, 2021. Shareholders holding an aggregate of approximately 107,683,466 common shares of DHT were present or represented by proxy at the Annual Meeting, representing approximately 63% of the issued and outstanding common shares of DHT as of the close of business on May 20, 2021, the record date for the Annual Meeting. At the Annual Meeting, the shareholders voted (1) to elect Erik Andreas Lind and Sophie Rossini to DHT’s Board of Directors, as Class III directors, for a term of three years and (2) to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

The detailed results of the Annual Meeting were as follows:

1.	Election of Directors

The shareholders of DHT voted to elect Erik Andreas Lind and Sophie Rossini to DHT’s Board of Directors, as Class III directors, for a term of three years. The votes were cast for each nominee as follows:

Director	For	% of Votes For	Withheld	% of Votes Withheld
Erik Andreas Lind	101,353,078	94.12%	6,330,388	5.88%
Sophie Rossini	107,032,598	99.40%	650,868	0.60%

2.	Ratification of Selection of Registered Public Accounting Firm

The shareholders of DHT voted to ratify the selection of Ernst & Young AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2021.  The votes were cast as follows:

For	% of Votes For	Against	% of Votes Against	Abstain	% of Votes Abstain
107,459,211	99.79%	162,727	0.15%	61,527	0.06%

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Singapore and Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships, prudent capital structure  to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet, a counter cyclical philosophy with respect to investments, employment of our fleet and capital allocation and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com